Exhibit 99.2

PROXY
ALLOT LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 14, 2020
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ziv Leitman and Rael Kolevsohn, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, October 14, 2020, at 2:30 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF
ALLOT LTD.
October 14, 2020
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card
are available at www.allot.com
Please sign, date and mail your proxy card in the envelope provided as soon as possible.
↓ Please detach along perforated line and mail in the envelope provided. ↓

1.
TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION, EFFECTIVE IMMEDIATELY UPON THE APPROVAL OF THIS PROPOSAL 1, TO PROVIDE FOR THE ELIMINATION OF THE DIFFERENT CLASSES OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”), SO THAT AFTER COMPLETION OF THEIR CURRENT TERM, THE TERM OF EACH DIRECTOR WHO IS ELECTED OR REELECTED AT OR AFTER THE ANNUAL MEETING (OTHER THAN OUTSIDE DIRECTORS, WHO SHALL CONTINUE TO SERVE FOR FIXED THREE-YEAR TERMS IN ACCORDANCE WITH THE ISRAEL COMPANIES LAW, 5759-1999, AS AMENDED (THE “ISRAEL COMPANIES LAW”)) SHALL BE ONE (1) YEAR.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

2.
TO REELECT ITSIK (ITZHAK) DANZIGER AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2023 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2021 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

3.
TO REELECT MIRON (RONNIE) KENNETH AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2023 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, UNTIL THE 2021 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

4.	TO APPROVE A GRANT OF 30,000 RESTRICTED SHARE UNITS (“RSUS”) OF THE COMPANY TO YIGAL JACOBY, THE COMPANY’S CHAIRMAN OF THE BOARD.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.
TO APPROVE A GRANT OF 60,000 RSUS OF THE COMPANY TO EREZ ANTEBI, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER.

5A. CHECK “YES” TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAEL COMPANIES LAW AND DO NOT HAVE A “PERSONAL BENEFIT OR OTHER INTEREST” IN THE APPROVAL OF ITEM 5, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT. UNDER ISRAELI LAW, YOU CANNOT VOTE ON ITEM 5 UNLESS YOU CHECK “YES.” IF YOU ARE UNABLE TO MAKE THIS CONFIRMATION, PLEASE CHECK “NO.”
		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES		NO
		☐		☐

6.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020 AND UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE BOARD, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement, dated September 14, 2020.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:          Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.